December 9, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Melissa Kindelan Ms. Kathleen Collins

Re: CarGurus, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2022

Filed November 8, 2022

File No. 001-38233

Dear Mses. Kindelan and Collins:

CarGurus, Inc. (the “Company”) hereby responds to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2022 (the “Comment Letter”) regarding the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) and (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Q3 2022 Form 10-Q”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the 2021 Form 10-K unless otherwise indicated.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 76

1.	You state in response to prior comment 2 that you do not release the title to vehicles until successfully collecting funds from the buying dealer. Clarify whether this is when funds are received by the payment processor or the company. Also, regarding your product offerings, tell us whether revenue is recognized before title is transferred to the buying dealer and, if so, how you determined transfer of control of the vehicle has occurred.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that it will clarify in its future filings that title is released when funds are received by the payment processor. The Company notes that its payment processor also handles titling. The payment processor holds the title in escrow until it collects funds from the buying dealer (i.e., title is legally transferred from the selling party to the buying party upon signing of bill of sale, but title is held in escrow by the payment processor until payment is received). The transfer of title is administrative in nature and does not correspond to the satisfaction of the Company’s performance obligation or transfer of control of the asset. The transfer of title process begins immediately upon signing of bill of sale and is generally completed within two to three weeks.

The Company respectfully advises the staff that it recognizes revenue related to the vehicle sale upon the signing of a bill of sale. The Company notes that a bill of sale transfers ownership from the selling party to the buying party and is the triggering event for revenue recognition. Upon signing the bill of sale, the Company and the selling party have a present right to payment and the buying party has legal rights to (can direct the use of and derive benefits from) the asset and has significant risks and rewards of ownership of the asset.

2.	Please explain the following as it relates to the information provided in your response to prior comment 4:

•	Describe further the strategic discussions in the weekly meetings with the Executive Team. While you state that these meetings are not intended for the review of financial information, tell us whether financial information is ever received by the CODM and discussed in the weekly Executive meetings and if so, provide us a detailed description of such information.

Response:

The Company’s weekly Executive Team meetings are almost exclusively on topics that pertain to the entire Executive Team and the Company. Most topics are people-related, followed by product decisions and updates on major go-to-market initiatives. Financial information is not a recurring or regularly discussed topic. On an ad hoc basis (e.g., less than a quarterly occurrence) Company-wide financial performance is discussed, which may include a presentation of the consolidated P&L, including product level itemization, or a draft of the subsequent year’s preliminary operating plan.

•	Tell us the purpose of the weekly one-on-one meetings with the CODM’s direct reports, including whether goals and objectives are discussed. If so, tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals.

Response:

All people managers at the Company are encouraged to have periodic one-on-one meetings with their direct reports. These meetings are a two-way dialogue intended to mutually benefit both the manager and their report. The CODM’s weekly one-on-one meetings with his direct reports are focused on operational issues. The CODM discusses his direct reports’ objectives and ways he can help them better achieve them. During select one-on-one meetings twice per year, aligned with the Company-wide mid-year and year-end performance review cycles, the CODM will discuss with his direct reports their progress against their mid-year or annual objectives. These objectives involve build, launch or hiring goals in line with the Company’s Strategic Initiatives (“SIs”) for the year.

Overall achievement of SIs is one component of the Executive Team members’ annual cash incentive award. SI’s are established each year by major functional area with corresponding operational objectives; none of the SIs relates to component level financial metrics. Every employee, including members of the Executive Team is compensated based on the achievement percentage of the SIs as a whole. There are no employees who have their compensation directly tied to any subset or specific SIs. The Company has consolidated financial goals underlying each employee’s, including each Executive Team member’s, annual cash incentive award opportunities. These consolidated financial goals may vary from year to year but are all on a consolidated basis as disclosed in the annual Proxy Statement.

•	Describe in detail the financial information discussed in the weekly one-on-one meetings between the CODM and the COO and CFO and how such information is used and evaluated.

Response:

The CODM’s conversations with the COO are always focused on the entire business, the COO’s teams, and Company operations. Occasionally with the COO, and more often with the CFO, financial performance is discussed. While financials are not formally presented in these meetings, consolidated results are sometimes discussed relating to trends in the Company’s business in its entirety, specifically for consolidated revenue, gross profit and operating income. The CODM and CFO may further discuss certain areas of the business that are identified as significantly ahead of or behind plan, are in launch phases where trends are still being discerned, or which have become strategically more important.

Components of the business, such as CarGurus United Kingdom and Canada, are rarely discussed individually given their relatively small size compared to the consolidated business, the businesses are mature and operations are typically consistent with operating plans. When the CODM has discussions with the COO regarding any specific components of the business (including CarOffer), such discussions are focused on management, strategy, operations and, more recently, operational metrics, such as inspection pass/fail rates and vehicle return rates. To the extent financial results are discussed for a specific component of the business, it is in the context of understanding consolidated revenues, gross profits and operating income. Any discussions between the CODM and COO regarding a specific component of the business, including CarOffer are to understand the current state of that business and are not intended for the purpose of resource allocation decisions.

CarOffer is not a wholly-owned subsidiary, and its CEO is responsible for running day-to-day operations as agreed to in the CarOffer Operating Agreement. There are two instances in which resources have been moved from CarGurus to CarOffer historically. The first instance is with respect to excess Company capital funding in accordance with the terms of the CarOffer Operating Agreement. This occurs when CarOffer has a working capital need and makes a request to the Company for funding. This funding incurs interest and is payable by CarOffer to the Company in the form of a reduction to the purchase price upon any future exercise of the Company's call rights or CarOffer's put rights. No such funding occurred during fiscal 2022. The only other situation in which the Company may provide financial resources to CarOffer relates to a joint product offering in which marketing spend is shared between the two entities. For this marketing spend, the Company pays the expense directly and is then reimbursed by CarOffer for its share of the spend. This is not an allocation of resources between entities but instead a reimbursement of funds. The CarOffer CEO is responsible for directing this type of spending decision along with the Company’s Vice President of Wholesale.

We note that CarOffer remains a relatively immature component of the business, which has experienced rapid growth and volatile operating results in response to changes in business operations and macroeconomic conditions. Because some revenues generated by CarOffer are generated gross, and others are generated on a net basis, the composition of the revenues generated by CarOffer’s business has a direct and significant impact on the results of the consolidated business and can vary significantly each period depending on the composition of activity. Due to its immaturity and varied results, it is sometimes necessary for the CODM to discuss with the CFO or COO the results of the CarOffer operations to better understand the consolidated results of the Company. However, as outlined above and discussed further in this letter, this component of the business is operated autonomously by the CarOffer CEO, and decisions made by the CarOffer CEO are made to allocate resources only within this specific component of the business. These resource allocation decisions are made within the parameters of the annual operating plan, which is approved by the CODM, with management towards that plan being the responsibility of the CarOffer CEO. The CEO of CarOffer is not a direct report to the CODM and does not meet with the CODM on a regular basis.

To the extent CarOffer’s results of operations are discussed between the COO and CODM, it is to understand the results in the context of a rapidly growing business with often volatile results and the impact to consolidated results. These discussions are not with the intent to and do not result in the allocation of resources to or between any component of the business, including CarOffer. We note that while CarOffer revenue is 64% of consolidated revenue for the nine months ended September 30, 2022, and gross margin percentage is highly volatile due to the aforementioned product mix with varying revenue recognition methods, overall CarOffer operating expenses through the nine months ended September 30, 2022, are not nearly as significant, representing less than 20% of consolidated operating expenses. The majority of these operating expenses for CarOffer pertain to personnel-related costs and marketing spend with all other operating expenses for CarOffer reflecting less than 5% of the Company’s consolidated operating expenses for the year-to-date period. Because CarOffer is not a fully owned subsidiary, its CEO is in charge of managing personnel related decisions and costs after their budget is set at the beginning of the year. Marketing spend relates primarily to the IMCO joint product offering and is a small proportion of the Company’s consolidated marketing budget for the year. The remainder of CarOffer’s operating expenses are very small in the context of the entire business. As a result of these factors, while the CODM reviews CarOffer results from time to time due to the nature of the business as described above, it does not warrant separate review from a resource allocation perspective.

•	Tell us whether you discuss resource allocations in these weekly meetings and/or how these meetings inform the CODM’s consideration for making resource allocation decisions, even at a consolidated level.

Response:

The primary topic of discussion during these weekly meetings is the Company’s operational performance. The CODM may use information from these meetings to make company-wide allocation decisions. An example would be a company-wide request to reduce discretionary spend or slow new headcount additions in a period of economic downturn. On occasion, functional department leaders will discuss the need to allocate resources (e.g., headcount or spend) between departments. For example, a functional department leader (e.g., a Company product team lead) may recommend a resource change in a department along with the rationale and merits of doing so. The functional department leader will propose a plan of action to implement the suggested change, which may include adding or reducing resources (e.g., headcount or spend) or if other business leaders can help fill the resource gap. If a product leader sees a product underperforming, the product leader might suggest slowing marketing spend, which would be raised and considered in these meetings. Functional department and product leads make all allocation proposals versus being directed by the CODM. These allocation decisions are made among legacy Company products and departments and do not involve CarOffer. As outlined above and discussed in more detail below, the CarOffer CEO runs the day-to-day operations of the CarOffer business within the parameters of the approved annual operating plan and, as a result, the Company does not allocate headcount between any legacy Company products or departments and CarOffer.

•	Tell us how the disaggregated GAAP and non-GAAP income statement information for budget versus actual performance, which you distribute each month to the CODM, Executive Team and Finance department, is used in assessing performance. Also, explain how this information impacts any decisions related to potentially acquiring additional equity interests in CarOffer and why allocation of resources for this potential future investment is not considered in your assessment of such information.

Response:

The disaggregated GAAP and Non-GAAP income statement information for budget versus actual performance is used to provide further context into the Company’s consolidated results as well as to assess the accuracy of the Company’s overall financial statements.

As discussed in the Company’s prior response to the Staff, the focus of the financial reporting package is on the consolidated financial statements, which is what the CODM uses to assess the operating performance of the entire Company. The prior month GAAP and non-GAAP income statement for budget versus actual performance, disaggregated by the Company’s U.S. (which includes CarGurus U.S. and Autolist), CarOffer, UK (which includes CarGurus UK and PistonHeads) and Canada websites serves to provide further context to the CODM, Executive Team and Finance department on the drivers of the Company’s consolidated results, akin to how disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s periodic SEC filings provides further context regarding drivers of changes in the Company’s consolidated income statement results. Although the backup within the financial reporting package includes a GAAP and non-GAAP income statement for budget versus actual performance on a disaggregated basis, the CODM would need further detailed information such as disaggregated balance sheets and cash flows at the component level to know current cash needs and projections by business in order to make resource allocation decisions. This information is not provided to the CODM.

With respect to accuracy of the Company’s financial statements, the disaggregated income statement information is included for and used by the broader distribution group (e.g., Finance department) as part of the Company’s internal control over financial reporting controls to compare budget versus actual and to investigate fluctuations to ensure they are not indicative of an error in the financial statements.

The Company notes that the future contractual opportunity to acquire an additional equity interest in CarOffer, or obligation to purchase the remaining interest in CarOffer, is tied to the Company’s 2024 call right, and CarOffer’s 2024 put right and based on consideration of twelve (12) times CarOffer’s trailing twelve (12) months EBITDA as of June 30, 2024 (as calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement). Because of CarOffer’s put right, the decision to acquire the remaining equity stake in CarOffer is out of the Company’s control if CarOffer chooses to exercise its put option. The financial information provided in the disaggregated GAAP and non-GAAP income statements shows directionally CarOffer’s performance but is not used to influence decisions related to potentially acquiring additional equity interests since those decisions are based on a future measurement period, which do not begin until July 1, 2023.

Within Schedule II to the CarOffer Operating Agreement, there are provisions binding the Company and CarOffer from taking or failing to take any action in bad faith for the primary purpose of reducing or minimizing EBITDA. The transaction was structured to enable CarOffer to continue operating autonomously in terms of day-to-day management, with high level oversight by the Company. While the Company has control over CarOffer and the CODM has the ultimate ability to set the CarOffer budget, the CarOffer CEO is responsible for the operation of the business to achieve budgeted results and the allocation of resources supporting those operations. While the disaggregated GAAP and non-GAAP income statement information provides directional indicators of the eventual June 30, 2024, put or call right value which is a helpful monitoring tool, the CODM does not utilize it to direct resources which could ultimately impact the value of that put or call right, or the likelihood at this time of the exercise by the Company.

Further, the Company notes that it can settle CarOffer’s remaining equity stake in cash or stock, or a combination thereof, which provides the Company with flexibility on how it would pay for such a potential future investment. Additionally, as presented in the Company’s Q3 Form 10-Q, the Company had approximately $404 million of cash equivalents as of September 30, 2022, as well as an undrawn revolving credit facility of $400 million with the ability to increase the facility an additional $250 million under certain conditions. With this significant liquidity available, the option to pay partially or entirely in stock, and the fact that the put right is ultimately out of the Company’s control, the CODM does not direct resource allocations between components to prepare for the potential future acquisition of the remaining stake in CarOffer. There are no ongoing plans or discussions related to cash availability for potential future purchases of the remaining equity stake, and projections of the future potential call or put price have no bearing on how current day Company cash or resources are allocated, particularly in light of such significant liquidity.

•	Describe the financial information this is provided to the Board of Directors for the quarterly meeting. Tell us whether the Board receives any financial information between the quarterly meetings and if so, describe such information and how often it is provided.

Response:

On a quarterly basis, the Company regularly holds both an Audit Committee meeting and a full Board of Directors (“Board”) meeting. For these meetings, financial information is circulated to the directors in advance and then presented at the meetings. At the Audit Committee meeting, the Company’s consolidated financial statements, including income statement (GAAP and non-GAAP), balance sheet and statements of cash flows are distributed in advance and presented each quarter.

Quarterly, the Board materials and meeting presentation deck includes financial information. Historically the focus of the financial information is the consolidated results versus plan and forecast, supplemented by breakouts such as revenue, margin, and operating profit by product line. Occasionally, when there are focus area meetings, acquisitions, and other significant impacts to the business that merit further discussion, further deep dive slides may be presented on a subset of the business.

For example, during Q3 2022, there was additional focus on CarOffer financial results and operations due to significant changes in the automotive industry and broader macroeconomic environment, including rising interest rates, which significantly decreased demand for automotive purchases. Outside of fiscal year 2020 guidance with the impact of the COVID-19 pandemic, this was the first time the Company missed guidance resulting in the need for a deeper analysis to review and revise expectations for fiscal year 2022 and beyond in response to the shifting market dynamics. Specifically, CarOffer actual financial information for Q3 2022 against forecast and prior year results was distributed in advance and presented to the Board to assist in its review and understanding of CarOffer’s recent performance decline. During Q3 2022, both revenue and margin forecasts were missed primarily due to the macroeconomic decline in wholesale prices coupled with CarOffer’s operational challenges that exacerbated arbitration, or vehicle return, losses. Because of the significant impact to the Company’s overall Q3 2022 performance, CarOffer specific financial information was provided to the Board to assist in its understanding of the underlying causes and to help the Board evaluate Company operational remedies on a go-forward basis, including CarOffer initiatives to enhance inspections and decrease arbitrations. The operational improvement initiatives discussed with the Board did not result in changes to resource allocations within the Company. These types of operational improvements are not driven by or cause any resource allocation but are rather focused on operational efficiency and formalization of processes to reduce risks in the overall consolidated operations of the Company. No funding decisions or allocation between components of the business changed as a result. Rather, these discussions highlighted the focus shift on the part of CarOffer management to tackle the operational issues that came to light in Q3. While the CODM did receive and review this information, the level of detail provided in Q3 was atypical due to the significant industry-wide changes negatively impacting the CarOffer business.

The Board does not regularly receive financial information between quarterly meetings; however, the Board or a subset of directors may receive financial and non-financial information in between meetings on an ad hoc basis for items outside of the ordinary course of business that may ultimately require the Board’s consideration and formal approval, such as in connection with a potentially significant new strategic M&A opportunity. The financial information provided in any such instance would be limited to the information the directors would need for evaluating the specific item in discussion.

•	Explain how the top-down and bottoms-up budgeting processes are aligned. Tell us whether adjustments are made at the component level in order to meet top-down targets or whether targets are adjusted to meet component budgets, and who makes such adjustments.

Response:

Often there is alignment between the top-down targets, which the CODM provides input on, and the bottom-up budgeting process. If a target was set at the consolidated level but could not be achieved at the component level, then ultimately the top-down target may be reduced if it is not achievable. Alternatively, if there was a situation in which there was a discrepancy that could be addressed, the CODM may provide direction to the Company’s Financial Planning & Analysis department (“FP&A”) on a consolidated basis. For example, if the bottoms-up budget resulted in lower operating margin than the top-down target set by the CODM at the consolidated level, the CODM may direct FP&A to reevaluate discretionary spend or reduce headcount growth across the Company. The CODM does not make resource allocation decisions between components but instead focuses on achievement of the Company’s overall consolidated financial results.

In its budgeting process, there are situations in which the CODM may need to look at product offerings individually since they have significantly different financial profiles. For example, the Product and Wholesale product offerings are transactional in nature, which can result in variability as volumes rise and fall, whereas Marketplace products are typically more stable and driven by recurring customer subscriptions. Additionally, it is important to understand top line revenue by product line as the product offerings have different gross versus net recognition treatment which then drives consolidated gross profit margins. As a result, the CODM considers these individual components of the business in order to understand the composition of the Company’s consolidated budget. However, in performing this review there is never a decision made to allocate any resources away from one component to affect the financial results of another. Any adjustments to strategy are made holistically and on a consolidated basis. The CODM ultimately reviews the Company’s budget holistically to ensure that the consolidated view is moving the entire business in the desired direction. If the CODM determines that the consolidated budget is inappropriate from a top-down perspective, he will direct the team to make further changes on a consolidated basis to achieve those top-down targets. Refer to the next question for further discussion of changes made to the budget or forecast at a component level by FP&A and functional leaders.

•	Explain how you manage the budget to actual performance for the components throughout the year. Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.

Response:

Within the disaggregated income statements, the budget versus actual for the CarGurus US, UK, Canada and CarOffer components is intended to support the Company’s consolidated budget versus actual. At the beginning of each year the Company establishes its operating plan. This is a defined target and is monitored against actual performance throughout the year. The Company additionally tracks forecasts throughout the year, which provide revised estimates based on how the entire business is performing. If a component is failing to achieve against the operating plan, the Company’s forecast would be reduced to take into account revised expectations for that component by FP&A in coordination with the functional leaders. The CODM obtains the latest consolidated forecast information with supplemental backup as part of quarterly Board meeting preparation and may receive one additional forecast update within the quarter. Although the forecast updates often include supporting detail, the CODM will focus his review on the consolidated updates, and analyze disaggregated backup as needed to understand the changes.

Forecast adjustment decisions are made at the functional department leader level and not by the CODM. For example, CarOffer’s CEO leads the day-to-day operations of the CarOffer business and therefore makes decisions within its business, such as product pricing, marketing spend and headcount targets. These decisions are made by the CarOffer CEO within the broader context of the budget compiled in the consolidated process. For example, as of September 30, 2022, the Company had excess inventory related to its Instant Max Cash Offer (“IMCO”) product, driven by weakening macroeconomic demand for vehicle purchases. As a result, the CarOffer CEO determined to reduce its IMCO-related marketing to save expenses and slow vehicle acquisition. This decision was made by CarOffer in alignment with appropriate members of the Company’s senior management team (e.g., VP level). Similarly, in the past and particularly during the COVID-19 pandemic, the Company has reduced its search engine marketing expenditures due to declining dealer demand for its Marketplace products. Given the differing nature of these products, functional leaders strategically target spend reductions instead of enacting blanket marketing spend reductions across the Company. As such, while there are times in which component spend is adjusted given market conditions, these are infrequent, but necessary because the market conditions impact some components differently.

The Company further notes that the CODM does not make resource allocations between components if one component is outperforming against another. For example, CarOffer had a strong first half of 2022 followed by a challenging third quarter. If the CODM were making resource decisions based on component performance, this would have been evident during these swings; however, the funding by the Company to CarOffer pursuant to the applicable terms of the CarOffer Operating Agreement as discussed in the Company’s prior response to the Staff has not changed at any point as a result of performance and has not exceeded the initial funding amount from fiscal year 2021. Further, at no point during these changes in performance did the company make any changes to headcount between components or allocate spending between any components in the business.

Despite occasional occurrences in which a more granular review and adjustment may be warranted by functional team leaders, the CODM’s focus is on the Company’s consolidated performance, and this aligns with how management is compensated as the financial performance goals underlying annual cash incentive award opportunities for fiscal year 2022 are set on a consolidated basis for the overall Company, the details of which are disclosed in the annual Proxy Statement.

3.	We note your response to prior comment 5 regarding the non-GAAP measure of Adjusted EBTIDA for Wholesale and Product (combined). We also note the Adjusted EBTIDA attributable to redeemable noncontrolling interest measure and related disclosures included in the September 30, 2022 Form 10-Q. Please address the following regarding these measures:

•	Further explain the usefulness and relevance of these measures. With regard to Adjusted EBTIDA for Wholesale and Product (combined), explain how this performance measure addresses possible liquidity or dilution implications for your potential acquisition of the remaining 49% interest in CarOffer. In this regard, it is unclear how this current measure is correlated to the potential purchase price to be determined in 2024 and why it is useful or relevant information at this time.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that the measure of Adjusted EBTIDA for Wholesale and Product (combined) materially consists of CarOffer’s Adjusted EBITDA. The Company’s 2024 call right and CarOffer’s 2024 put right tied to the remaining 49% equity stake in CarOffer is based on an enterprise value of twelve (12) times CarOffer’s trailing twelve (12) months EBITDA as of June 30, 2024 (as calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement). Adjusted EBITDA for Wholesale and Product (combined) approximates the Second Determination Date trailing twelve (12) months EBITDA per the CarOffer Operating Agreement.

The Company believes that providing this measure enables investors to model CarOffer’s EBITDA trends, which may be meaningful for forecasting the potential 2024 purchase price, and could have material liquidity and/or dilution implications for the Company if either party exercises its respective option. While this measure provides investors with directional levels to model future liquidity needs, the 2024 put/call right is based on a future measurement period and subject to other adjustments such as excess parent capital. The Company does not intend to provide forward-looking data for CarOffer, and as such providing the measure of Adjusted EBITDA for Wholesale and Product (combined) is the best proxy investors have for modeling purposes. The Company notes that this metric is currently meaningful as the Company is within one year of the measurement period and that it will be increasingly meaningful moving into the second half of fiscal year 2023 when the twelve-month measurement period for CarOffer’s EBITDA commences.

Additionally, although the Company presents a metric that materially consists of CarOffer’s Adjusted EBITDA, the CODM does not use this information to perform resource allocations and does not manage the business separately as discussed in the responses above. This measure is only indicative of directional financial performance and does not impact decisions by the CODM related to potentially acquiring additional equity interests in CarOffer since those decisions are based on a future measurement period and subject to other adjustments such as excess parent capital. This measure is presented for investors modeling purposes as there is large put/call right that will eventually expire in 2024. After such potential additional investment in CarOffer in 2024, the Company intends to cease disclosure of this Adjusted EBITDA for Wholesale and Product (combined) metric, as there would no longer be material liquidity and/or dilution implications for the Company related to the initial CarOffer acquisition arrangement.

Please see the following excerpt from page 94 of the 2021 Form 10-K regarding the calculation of this potential future purchase price:

In the second half of 2024, (a) the Company will have a call right (the “2024 Call Right”), exercisable in its sole discretion, to acquire all, and not less than all, of the Remaining Equity that it has not acquired pursuant to the 2022 Call Right and the Closing, at the greater of (i) (x) one hundred million dollars ($100,000,000), and (y) the 2022 Call Right Value, whichever is less, and (ii) an implied CarOffer value of twelve (12) times CarOffer’s trailing twelve months EBITDA as of June 30, 2024 (in each case calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement), and (b) the representative of the holders of the Remaining Equity will have a put right (the “2024 Put Right”), exercisable in his, her or their sole discretion, to have the holders of the Remaining Equity sell to the Company, all, and not less than all, of the Remaining Equity at an implied CarOffer value of twelve (12) times CarOffer’s trailing twelve months EBITDA as of June 30, 2024 (calculated in accordance with the defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement). The determination of whether the 2024 Call Right or the 2024 Put Right is ultimately exercised is as set forth in the CarOffer Operating Agreement. The consideration to be paid by the Company in connection with the exercise of either the 2024 Call Right or the 2024 Put Right, as applicable, will be in the form of cash and/or shares of Company Class A Common Stock, as determined by the Company in its sole discretion.

•	You refer to CarOffer's trailing 12 months EBITDA as of June 30, 2024 as calculated in accordance with defined terms and subject to the adjustments set forth in the CarOffer Operating Agreement. Tell us where such calculation is defined in the CarOffer Operating Agreement and clarify whether the measure presented is calculated as defined in the Operating Agreement.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that the calculation is defined in the Annex I, Call and Put Provisions, to the CarOffer Operating Agreement, which is filed as Exhibit 10.27 to the 2021 Form 10-K, as amended by the Corrective Amendment, dated May 6, 2022, which is filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

The measure of Adjusted EBITDA for Wholesale and Product (combined) is not calculated exactly as defined in the CarOffer Operating Agreement but is directionally in line with such definition. As noted in the above response, the Company believes that disclosure of this directional measure assists analysts and investors with financial modeling support.

•	You state on page 22 that you use Adjusted EBITDA attributable to redeemable noncontrolling interest to evaluate your operating performance and trends and make planning decisions. Explain why you evaluate a portion of CarOffer that you do not own and how that information is useful to investors.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that Adjusted EBITDA attributable to redeemable noncontrolling interest is used by management for the purpose of understanding the adjustment from the Company’s definitions of Consolidated Adjusted EBITDA to Adjusted EBITDA. It enables an investor to gain a clearer understanding of the portion of Consolidated Adjusted EBITDA that is not attributable to the Company.

The Company’s presentation for Adjusted EBITDA metrics is intended to mirror the Company’s unaudited condensed consolidated income statements included in the Q3 2022 Form 10-Q, which presents consolidated net income, net (loss) income attributable to redeemable noncontrolling interest and net income attributable to the Company.

Furthermore, because the Company’s reconciliations of Consolidated Adjusted EBITDA and Adjusted EBITDA include a non-GAAP measure within, Adjusted EBITDA attributable to redeemable noncontrolling interest, the Company believes it is appropriate to provide a separate reconciliation of this non-GAAP measure to a GAAP measure. Therefore, the Company’s reconciliation of Adjusted EBITDA attributable to redeemable noncontrolling interest reconciles from the GAAP measure of net (loss) income attributable to redeemable noncontrolling interest to Adjusted EBITDA attributable to redeemable noncontrolling interest.

The Company will further clarify in future filings with the SEC that the Adjusted EBITDA attributable to redeemable noncontrolling interest is presented and used by management to help reconcile these two aforementioned non-GAAP metrics and is not intended to be used on its own.

•	Further explain how you determine and calculate the adjustments in the measures. In this regard, you appear to exclude portions of certain expenses and disclose that they are adjusted to reflect the noncontrolling shareholder's 38% share of earnings and losses in CarOffer. Since the company owns 51% of CarOffer, explain why the noncontrolling interest “share” is not 49% and provide any supporting documentation.

Response:

The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company’s definition of Adjusted EBITDA is intended to reflect Adjusted EBITDA attributable to the Company. For the reconciliation of Adjusted EBITDA, the Company begins with consolidated net income, adds back the non-GAAP items as defined by the Company in the Q3 2022 Form 10-Q, and arrives at a Consolidated Adjusted EBITDA subtotal. This subtotal reflects what the Company’s Adjusted EBITDA would be if the Company owned 100% of CarOffer. Since the Company does not own 100% of CarOffer, the Company makes an adjustment to remove Adjusted EBITDA attributable to redeemable noncontrolling interest in deriving Adjusted EBITDA attributable to the Company.

The Company notes that Adjusted EBITDA attributable to redeemable noncontrolling interest is calculated and presented separately to provide clarity to the reader with a reconciliation from GAAP net (loss) income attributable to redeemable noncontrolling interest. For this calculation, the Company begins with net (loss) income attributable to redeemable noncontrolling interest, adds back non-GAAP items as defined by the Company in the Q3 2022 Form 10-Q, and arrives at Adjusted EBITDA attributable to redeemable noncontrolling interest. These amounts and add-backs specific to the redeemable noncontrolling interest are calculated by taking CarOffer’s full financial results and multiplying each line item in the reconciliation by 38%.

As previously discussed, the measure of Adjusted EBTIDA for Wholesale and Product (combined) materially consists of CarOffer’s Adjusted EBITDA. The Company notes that Adjusted EBITDA for Wholesale & Product (combined) is calculated as Adjusted EBITDA attributable to redeemable noncontrolling interest divided by 38%.

The Company notes that it uses 38%, versus 49%, to allocate the share of income (loss) because it reflects the percentage shared between the Company and the redeemable noncontrolling interest. The 38% is exclusive of CO Incentive Units, Subject Units, and 2021 Incentive Units liability-classified awards which do not participate in the share of income/(loss).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 18

4.	We note from your response to prior comment 7 that you intend to discontinue providing information regarding enrolled dealers and total transactions for the CarOffer business from your earnings materials. It remains unclear how you determined that metrics such as CarOffer enrolled dealers, total transactions and gross merchandise value are not applicable for purposes of evaluating the CarOffer business. In this regard, you refer to such measures qualitatively when explaining changes in revenue and cost of revenue for your wholesale and product revenue streams. For example, in the June 30, 2022 Form 10- Q, you indicate that the increase in wholesale revenue and cost of revenue was primarily due to an increase in transactions. In the current Form 10-Q, you attribute the increase in product revenue and cost of revenue to an increases in IMCO transactions and an increase in proceeds and buy fees received through IMCO transactions and the sale of vehicles acquired in arbitration. As such it would seem that providing quantitative information regarding the number of transactions, gross merchandise value, etc. would be necessary to enhance a reader's understanding of your results of operations discussion. Please explain further or provide us with the specific quantitative measures that you intend to provide as it relates to the portion of your business that comprises approximately 64% of total revenue to date in fiscal 2022.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, following further evaluation, management intends to revise its future SEC disclosures, to include a new transactions-based key performance indicator (“KPI”) in accordance with the Commission’s interpretive guidance on MD&A published in 2020.1 The Company currently expects that this new KPI will primarily reflect Dealer-to-Dealer and IMCO transactions that are included within the Company’s Wholesale and Product revenues.

General

5.	We note from your disclosures on page 50 that your Chief Financial Officer resigned on October 3, 2022. You also state in Note 13 that Mr. Yann Gellot, the Principal Accounting Officer, announced his intent to resign. It does not appear that you have filed any Item 5.02 Forms 8-K to disclose these resignations. Please advise or revise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosures of such resignations of the Company’s former Chief Financial Officer and Principal Accounting Officer were made in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Q2 2022 Form 10-Q”) and the Q3 2022 Form 10-Q, respectively, in accordance with Item 5(a) of Form 10-Q. The Company respectfully draws the Staff’s attention to page 53 of the Q2 2022 Form 10-Q and page 59 of the Q3 2022 Form 10-Q. As requisite disclosures of such resignations were made under Item 5 of Form 10-Q, the Company respectfully does not believe that they need to be repeated in reports on Form 8-K.

1 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 33-10751 (Jan. 30, 2020).

On behalf of CarGurus, Inc., I thank you for your consideration of our response. If you have any questions regarding any of the responses in this letter, please contact the undersigned at (617) 354-0068.

Sincerely,

/s/ Jason Trevisan

Jason Trevisan
Chief Executive Officer